Form 11-K
ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-10351
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
White Springs Agricultural Chemicals, Inc. Savings and Investment Plan
for Collective Bargaining Employees
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Potash Corporation of Saskatchewan Inc.
122 – 1st Avenue South
Saskatoon, Saskatchewan, Canada S7K 7G3

White Springs Agricultural Chemicals, Inc.
Savings and Investment Plan
for Collective Bargaining Employees
Financial Statements as of December 31, 2007 and
2006, and for the Year Ended December 31, 2007,
Supplemental Schedule as of December 31, 2007,
and Report of Independent Registered
Public Accounting Firm

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC. SAVINGS AND INVESTMENT PLAN FOR COLLECTIVE BARGAINING EMPLOYEES
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007	4-9

SUPPLEMENTAL SCHEDULE —	10

Form 5500 — Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	11
NOTE:	All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of the
White Springs Agricultural Chemicals, Inc.
Savings and Investment Plan for
Collective Bargaining Employees:
We have audited the accompanying statements of net assets available for benefits of the White Springs Agricultural Chemicals, Inc. Savings and Investment Plan for Collective Bargaining Employees (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/  Deloitte & Touche LLP

June 25, 2008

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN FOR COLLECTIVE BARGAINING EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Participant-directed investments — at fair value (Note 3)	$24,824,118	$20,468,017

Receivables:
Company performance contribution	760,714
Unsettled trades	99,373

Total assets	25,684,205	20,468,017

LIABILITIES — Corrective distributions payable		(2,921)

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	25,684,205	20,465,096

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	21,439	15,343

NET ASSETS AVAILABLE FOR BENEFITS	$25,705,644	$20,480,439

See notes to financial statements.

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN FOR COLLECTIVE BARGAINING EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Contributions:
Company matching contributions	$582,107
Company performance contributions	760,714
Participant contributions	1,730,239
Rollover contributions	19,177

Total contributions	3,092,237

Investment income:
Net appreciation in fair value of investments (Note 3)	2,576,327
Interest and dividends	1,077,171

Net investment income	3,653,498

Total additions	6,745,735

DEDUCTIONS:
Benefits paid to participants	(1,507,473)
Administrative expenses	(5,706)
Net other	(7,351)

Total deductions	(1,520,530)

INCREASE IN NET ASSETS	5,225,205

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	20,480,439

End of year	$25,705,644

See notes to financial statements.

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN FOR COLLECTIVE
BARGAINING EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1. DESCRIPTION OF PLAN
The following description of the White Springs Agricultural Chemicals, Inc. Savings and Investment Plan for Collective Bargaining Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General — The Plan is a defined contribution plan sponsored by White Springs Agricultural Chemicals, Inc. (the “Company”), covering all employees of the Company who are represented by a collective bargaining agreement between the Company and the International Chemical Workers Union Council of the United Food and Commercial Workers Union, Local 784C. The Employee Benefits Committee of PCS Administration (USA), Inc., the Company’s parent, controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions — Participants may contribute up to 50% of base compensation each year, as defined in the Plan, subject to certain Internal Revenue Code (the “Code”) limitations. These contributions may be pretax contributions and/or after-tax contributions. Participants who are age 50 and over may also make “catch-up” contributions.
The Company matches 100% of the first 3% of base compensation that participants contribute. Catch-up contributions are not eligible for the Company Match. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans, which are not eligible for the Company match.
The Company may also make a discretionary Company Performance Contribution ranging from 0% to 3% of each eligible participant’s base pay. The Company made a 2007 Company Performance Contribution of 3% of each eligible participant’s base pay.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s Matching Contribution, the Company Performance Contribution, and allocations of Plan earnings, and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments — Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. (PCS) Common Stock, a selection of mutual funds and one pooled investment stable value fund. The U.S. Government Reserves Fund is used to maintain dividends distributed with the ESOP option and is not available as a participant-directed investment option. The PCS stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of Company stock, and is not available as a participant-directed investment option.

Participants who have not made any investment elections will have their contributions and the employer contributions invested in the Plan’s “default fund,” which has been designated as the Fidelity Freedom Funds, specifically the Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.
Vesting — Participants are immediately vested in their own contributions and in the Company Performance Contribution, plus actual earnings thereon. Vesting in the Company’s matching contribution is based on years of continuous service. Participants vest 20% per year of credited service and are 100% vested after five years of credited service. Forfeited balances of terminated participants are used to reduce future Company contributions.
Participant Loans — Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates at the time the loans are made as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits — On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or, prior to April 1, 2006, in annual installments over the participant’s estimated life span. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in the PCS Stock Fund in cash or in whole shares of PCS Common Stock. The Plan has a dividend payout program whereby participants may elect to receive as distributions dividends paid on their vested shares of PCS Common Stock in the PCS Stock Fund.
Forfeited Accounts — At December 31, 2007 and 2006, forfeited nonvested accounts totaled $22 and $78, respectively. These accounts are used to reduce future employer contributions. Forfeited balances of $9,802 were used to reduce Company contributions during the year ended December 31, 2007.
Plan Amendment — Effective January 1, 2007, the Plan was restated and submitted for a new determination letter. The Plan was also amended, effective January 1, 2007, in order to change the determination of base pay, add employer performance contributions to the Plan, and permit catch-up contributions for participants over the age of 50. Effective January 8, 2007, the Plan’s “default fund” was designated as the Fidelity Freedom Funds, specifically the Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65. Effective September 1, 2007, participants may purchase company stock with employee contributions.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The PCS Common Stock is valued at quoted market price. The Fidelity Managed Income Portfolio (the “Portfolio”) is stated at fair value and then adjusted to contract value. Fair value of the Portfolio is the sum of the fair value of the underlying investments. Contract value of the Portfolio is the sum of participant and Company contributions, plus accrued interest thereon. Participant loans are valued at the outstanding loan balances.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
The Fidelity Managed Income Portfolio — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio may invest in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Fair value of the Portfolio is the net asset value of its holdings at year-end. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service. Fair value of the underlying investment contracts is estimated using a discounted cash flow model.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rates were 4.40% and 4.27% at December 31, 2007 and 2006, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2007, was 4.37%.
New Accounting Guidance — In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management believes the impact that will result from adopting SFAS No. 157 on the statements of net assets available for benefits and changes in net assets available for benefits will not be material, but additional disclosures will be required.
Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2007 and 2006.

Corrective Distributions Payables — The Plan is required to return contributions received during the Plan year in excess of the Code limits.
3. INVESTMENTS
The Plan’s investments are shown below. Investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are marked with an asterisk:

	2007		2006
Fixed income:
Fidelity Managed Income Portfolio	$1,972,733	*	$1,526,488	*
Fidelity Retirement Money Market Portfolio	1,098,965		909,767

Equity:
Davis NY Venture A	48,262
Legg Mason Value Trust FI Class	3,718,592	*	4,552,654	*
ABF Large Cap Value Inst	19,615
Fidelity Puritan Fund	3,137,808	*	3,236,674	*
Fidelity OTC Portfolio	4,591,876	*	4,000,612	*
Fidelity Spartan US Equity Index Fund	3,292,478	*	3,485,427	*
Fidelity Growth and Income Portfolio			43,359
Fidelity Overseas Fund	614,640		433,077
Fidelity Mid-Cap Stock Fund	442,340		380,493
Fidelity Small Cap Stock Fund	276,694		256,628
Fidelity Freedom Income	2,011		1,544
Fidelity Freedom 2000	192		72
Fidelity Freedom 2005	997		379
Fidelity Freedom 2010	233,070		103,031
Fidelity Freedom 2015	68,270		63,587
Fidelity Freedom 2020	197,631		134,732
Fidelity Freedom 2025	41,517		7,444
Fidelity Freedom 2030	40,942		11,548
Fidelity Freedom 2035	13,472		3,207
Fidelity Freedom 2040	17,227		3,907
Fidelity Freedom 2045	3,015
Fidelity Freedom 2050	553
PCS Common Stock	3,900,198	*	344,996
PCS Stock Purchase Account	585		(193)
Participant Loans	1,090,435		968,584

Total	$24,824,118		$20,468,017

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

PCS Common Stock	$2,079,801
Davis NY Venture A	3,725
Legg Mason Value Trust FI Class	(532,996)
ABF Large Cap Value Inst	4,744
Fidelity Puritan Fund	(141,977)
Fidelity OTC Portfolio	1,003,003
Fidelity Mid-Cap Stock Fund	(6,467)
Fidelity Small Cap Stock Fund	(22,569)
Fidelity Freedom Income	(19)
Fidelity Freedom 2000	(3)
Fidelity Freedom 2005	(5)
Fidelity Freedom 2010	(5,296)
Fidelity Freedom 2015	365
Fidelity Freedom 2020	1,694
Fidelity Freedom 2025	51
Fidelity Freedom 2030	1,024
Fidelity Freedom 2035	(36)
Fidelity Freedom 2040	(256)
Fidelity Freedom 2045	(66)
Fidelity Freedom 2050	(39)
Spartan US Equity Index Fund	133,683
Fidelity Growth & Income Fund	(362)
Fidelity Overseas Fund	58,328

Net appreciation of investments	$2,576,327

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds and a commingled pool managed by Fidelity. Fidelity is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.
At December 31, 2007 and 2006, the Plan held 27,092.237 and 7,213.458 shares, respectively, of common stock of Potash Corporation of Saskatchewan, the parent company of the Plan’s sponsor, with a fair value of $3,900,198 and $344,996, respectively. The 2006 shares have been restated for a 3-for-1 stock split to shareholders of record on May 22, 2007. During the year ended December 31, 2007, the Plan recorded dividend income of $5,235.
5. PLAN TERMINATION
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

6. FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter, dated September 19, 2002, that the Plan was designed in accordance with applicable Code regulations. The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
7. SUBSEQUENT EVENT
Plan Amendments — Effective January 1, 2008, the Plan added distribution/withdrawal options to (1) allow eligible participants to establish an installment payment program based on a fixed, constant amount, (2) request a hardship withdrawal for expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Code section 165, and (3) allow a direct rollover distribution for a non-spouse beneficiary.
8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the financial statements as of December 31, 2007 and 2006, and for the year ended December 31, 2007, to the Form 5500:

	2007	2006

Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$25,705,644	$20,480,439
Company Performance contribution receivable	(760,714)
Corrective distributions payable at December 31		2,921
Adjustment from fair value to contract value	(21,439)	(15,343)
Rounding		1

Net assets available for benefits per the Form 5500	$24,923,491	$20,468,018

Statements of changes in net assets available for benefits:
Increase in net assets per the financial statements	$5,225,205
Company Performance contribution receivable	(760,714)
Corrective distribution payable at December 31, 2006	(2,921)
Increase in adjustment from fair value to contract value	(6,096)
Rounding	(1)

Changes in net assets available for benefits per the Form 5500	$4,455,473

******

SUPPLEMENTAL SCHEDULE

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN FOR COLLECTIVE BARGAINING EMPLOYEES
FORM 5500 — SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

		Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost**	Value

	SHARES OF REGISTERED INVESTMENT COMPANIES:
	Davis Selected Advisors, L.P.	Davis NY Venture A		$48,262
	Legg Mason Fund Advisor, Inc.	Value Trust FI Class		3,718,592
	American Beacon Advisors, Inc.	ABF Large Cap Value Inst		19,615
*	Fidelity Management Trust Company	Puritan Fund		3,137,808
*	Fidelity Management Trust Company	OTC Portfolio		4,591,876
*	Fidelity Management Trust Company	Mid-Cap Stock Fund		442,340
*	Fidelity Management Trust Company	Small Cap Stock Fund		276,694
*	Fidelity Management Trust Company	Freedom Income		2,011
*	Fidelity Management Trust Company	Freedom 2000		192
*	Fidelity Management Trust Company	Freedom 2010		233,070
*	Fidelity Management Trust Company	Freedom 2020		197,631
*	Fidelity Management Trust Company	Freedom 2030		40,942
*	Fidelity Management Trust Company	Freedom 2040		17,227
*	Fidelity Management Trust Company	Freedom 2005		997
*	Fidelity Management Trust Company	Freedom 2015		68,270
*	Fidelity Management Trust Company	Freedom 2025		41,517
*	Fidelity Management Trust Company	Freedom 2035		13,472
*	Fidelity Management Trust Company	Freedom 2045		3,015
*	Fidelity Management Trust Company	Freedom 2050		553
*	Fidelity Management Trust Company	Retirement Money Market Portfolio		1,098,965
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund		3,292,478
*	Fidelity Management Trust Company	Fidelity Overseas Fund		614,640
*	COMMINGLED POOL — Fidelity Management Trust Company	Managed Income Portfolio		1,972,733
*	POTASH CORPORATION OF SASKATCHEWAN	PCS Common Stock, 27,092.237 shares		3,900,198
*	PCS STOCK PURCHASE ACCOUNT	Money Market	$585	585
*	PARTICIPANT LOANS	Due 2008 through 2021; interest rates ranging from 4.75% to 7.0%		1,090,435

	TOTAL ASSETS HELD FOR INVESTMENT			$24,824,118

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

White Springs Agricultural Chemicals, Inc. Savings and Investment Plan for Collective Bargaining Employees
(Name of Plan)
Date: June 26, 2008	/s/ Barbara Jane Irwin
Barbara Jane Irwin
Senior Vice President, Administration PCS Administration (USA), Inc., as Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP